Exhibit 21.1
LIST OF SUBSIDIARIES
Lincoln Bancorp, an Iowa corporation, owns, either directly or indirectly, 100% of the stock of the following subsidiaries:

Subsidiary Name	State of Incorporation
Lincoln Savings Bank	State of Iowa
LSB Financial Services, Inc.	State of Iowa
LSB Capital Management, Inc.	State of Iowa